UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(833) 924-6736
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of The Chosen, LLC, a Utah limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

The Chosen is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces and markets the series to a worldwide market. Their large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success.

The Company has successfully released Season 1 and Season 2 and commenced writing in anticipation of producing Season 3 in the spring of 2022. During the interim period of January 1, 2021 through June 30, 2021, there were significant changes in liquidity of the Company as the Series has seen an increase in sales with the completion and release of Season 2. The funds generated from Season 1 and Season 2 physical media and merchandise sales are being used to cover significant marketing expenses related to the promotion of the Series and the general and administrative costs of the growing company. The remaining funds are sufficient to begin pre-production of Season 3.

Operating Results

Semi-Annual Period Ended June 30, 2021

Revenues

Revenue produced by Season 1 through the Exclusive Video-on-demand and Subscription video-on-demand license agreement with Angel Studios, Inc. was just over $12,700,000 through June 30, 2021. In addition to digital media revenues, physical media sales were just over $3,550,000 and merchandise sales were approaching $2,100,000.

Expenses

Final production and post-production costs of Season 2, along with pre-production costs of Season 3 consisting mainly of script writing, through June 30, 2021, were $5,568,425. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of the Season 1 and Season 2 film costs through June 30, 2021 was $1,004,653 and $2,105,305, respectively. Additionally, there were merchandise costs of goods sold of $305,965 through March 17, 2021. Beginning March 18, 2021, our distribution partner Angel Studios handled our inventory purchases and other merchandise related costs.

Operating expenses for the six-month period ended June 30, 2021, were $2,698,194, primarily attributable to $1,206,747 in advertising and marketing, $506,470 in payroll and related taxes, $389,358 in legal and professional fees, $319,482 in royalties, $119,853 in costs related to a past and contemplated but not initiated capital raise, and $156,284 in insurance, fees, office expenses, meal reimbursements, and other traveling expenses.

Liquidity and Capital Resources

Liquid and capital resources as of June 30, 2021, and through September 15, 2021, are as follows:

●
11,190,030 preferred class A units were issued by June 30, 2019. No new units were issued through June 30, 2021. This issuances provided the funds necessary to finalize the production of the entirety of Season 1.
●
Pre-production, including scripts, were expended for Season 3 of approximately $335,000.
●
As of June 30, 2021, the cash funds available to the Company, along with expected future revenues, were expected to be sufficient to cover the production and post-production costs expected to be incurred in producing Season 3.
●
Revenues from Season 1 and 2 are expected to be used for operations and to advertise and market the digital and physical sales of Season 1 and 2 along with the writing and production of Season 3.

Plan of Operations

Our plan of operations, including material expenditures, over the 2021 fiscal year, is currently focused on the development of Season 3 of the Series and the continued marketing of Seasons 1 and 2, of which the final episode was released early July 2021. The production of Season 3 expected to begin in the spring of 2022. As of June 30, 2021, the direct costs associated with the pre-production of Season 3 is approximately $335,000 and the Company is expected to incur additional expenses of approximately $18 million through the end of production and post production of the entirety of Season 3. The budget for season 3 is an approximate 30 percent increase over the cost to produce season 2 due to higher equipment rental costs, additional union costs, and increased quality of production. The Company expects to incur approximately $1-3 million for marketing, publicity and promotion of the Series through the first six months of 2022.

Trend Information

To date, revenues for 2021 have been ahead of management’s anticipations. Other than a slight delay in filming season 3, which is expected to begin in the Spring of 2022, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 2. Other Information

None

Index to Financial Statements

Interim consolidated financial statements for the six-month period ended June 30, 2021 (unaudited)

Interim Consolidated Balance Sheets	5
Interim Consolidated Statements of Operations	6
Interim Consolidated Statements of Members’ Equity	7
Interim Consolidated Statements of Cash Flow	8
Notes to the Interim Consolidated Financial Statements	9

The Chosen, LLC
Interim Consolidated Balance Sheets
As of June 30, 2021 and December 31, 2020 (unaudited)

	June 30,	December 31,
	2021	2020
	(unaudited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	$11,785,425	$5,693,461
Accounts receivable	7,158,946	3,982,295
Other current assets	58,688	103,086

Total current assets	19,003,059	9,778,842

Property and equipment
Equipment, net of depreciation	4,524	6,221
Furniture and fixtures, net of depreciation	15,121	-
Buildings, net of depreciation	1,020,032	468,582
Land	89,545	-

Total property and equipment	1,129,222	474,803

Other assets
Film costs, net of amortization	11,874,726	9,416,259
Trademark, net of amortization	8,422	8,881
Capital raise costs	-	119,853

Total other assets	11,883,148	9,544,993

Total assets	$32,015,429	$19,798,638

Liabilities and Members' Equity

Current liabilities
Accounts and credit cards payable	$220,334	$608,607
Other current liabilities	504,924	421,083
Income taxes payable	5,446,956	-

Total current liabilities	6,172,214	1,029,690

Long-term liabilities
Deferred tax liability	4,436,535	2,216,700

Total long-term liabilities	4,436,535	2,216,700

Total liabilities	10,608,749	3,246,390

Commitments and contingencies (see Notes 2, and 4)

Members' equity	21,406,680	16,552,248

Total liabilities and members' equity	$32,015,429	$19,798,638

The accompanying notes are an integral part of the financial statements.

The Chosen, LLC
Interim Consolidated Statements of Operations
For the Six Months Ended June 30, 2021 and 2020 (unaudited)

	June 30,	June 30,
	2021	2020
	(unaudited)	(unaudited)

Revenues
Licensing revenues, net	$16,265,525	$6,830,388
Merchandise sales	2,088,774	1,341,420
Other revenues	342,910	6,321

Total revenues	18,697,209	8,178,129

Cost of goods sold	305,965	688,910

Gross profit	18,391,244	7,489,219

Operating expenses
Advertising and marketing	1,206,747	872,202
Amortization of film costs	3,109,958	2,189,906
Depreciation and amortization expense	13,809	-
General and administrative	1,477,638	442,850

Total operating expenses	5,808,152	3,504,958

Net operating income/(loss)	12,583,092	3,984,261

Other income
Interest income	233	13

Net income/(loss) before benefit/(provision)
for income taxes	12,583,325	3,984,274

Benefit/(provision) for income taxes	(7,728,893)	(252,598)

Net income	$4,854,432	$3,731,676

Earnings per common unit, basic and diluted	$0.34	$0.27
Weighted average common units, basic and diluted	14,380,466	13,900,000

The accompanying notes are an integral part of the financial statements.

The Chosen, LLC
Interim Consolidated Statements of Members’ Equity
For the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020 (unaudited)

					Total
		Class A	Contributed	Accumulated	Members'
	Common Units	Preferred Units	Capital	(Deficit)/Income	Equity

Balance at December 31, 2019 (unaudited)	13,900,000	11,190,030	$10,249,559	$(808,110)	$9,441,449

Issuance of common units for offering expense	480,466	-	-	-	-
Net income	-	-	-	7,110,799	7,110,799

Balance at December 31, 2020 (unaudited)	14,380,466	11,190,030	10,249,559	6,302,689	16,552,248

Net income				4,854,432	4,854,432

Members' equity as of June 30, 2020 (unaudited)	14,380,466	11,190,030	$10,249,559	$11,157,121	$21,406,680

The accompanying notes are an integral part of the financial statements.

The Chosen, LLC
Interim Consolidated Statements of Cash Flows
For the Six-Months Ended June 30, 2021 and 2020 (unaudited)

	June 30,	June 30,
	2021	2020
	(unaudited)	(unaudited)

Cash flows from operating activities
Net income	$4,854,432	$3,731,676
Adjustments to reconcile net income to
net cash from operating activities:
Depreciation and amortization expense	13,349	-
Amortization of film costs	3,110,415	2,189,906
Capital raise costs abandoned	119,853
Deferred income tax (benefit)/provision	2,219,835	252,598
Changes in operating assets and liabilities
(Increase)/decrease in accounts receivable	(3,176,651)	(4,072,467)
(Increase)/decrease in other current assets	44,398	-
(Increase)/decrease in film costs	(5,568,425)	(227,264)
Increase/(decrease) in accrued expenses	83,841	242,717
Increase/(decrease) in income tax payable	5,446,956	-
Increase/(decrease) in accounts payable	(388,273)	(52,788)

Net cash flows from operating activities	6,759,730	2,064,378

Cash flows from investing activities
Acquisition of property & equipment	(667,766)	-

Net cash flows from investing activities	(667,766)	-

Cash flows from financing activities
Capital raise costs	-	(375)

Net cash flows from financing activities	-	(375)

Net change in cash and cash equivalents	6,091,964	2,064,003

Cash and cash equivalents, beginning of period	5,693,461	630,325

Cash and cash equivalents, end of period	11,785,425	$2,694,328

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$100	$100
Capital raise costs abandoned	$119,853
services see Note 1

  The accompanying notes are an integral part of the financial statements.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1.
Summary of Significant Accounting Policies

Organization

The Chosen, LLC (Chosen), a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC and its wholly owned subsidiaries The Chosen Texas, LLC and The Chosen House, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted the requirements of Topic 606 effective January 1, 2019, utilizing the modified retrospective method of transition. Adoption of Topic 606 did not result in adjustments to revenue, deferred revenue, receivables, or deferred costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the series for the amortization of film costs, and valuation allowances for net deferred income tax assets.

Cash and Cash Equivalents

The Company classifies cash as bank cash, check deposits, and cash in hand in the form of notes and coins. Cash equivalents are short-term financial instruments held by the Company.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred. Depreciation is based on the following useful lives:

Years
Buildings & Improvements	25
Furniture and Fixtures	5
Equipment	3

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the bank balance exceeded the federally insured limit by $11,259,022 and $4,772,891, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the six-months ended June 30, 2021 and June 30, 2020, 92.3% and 83.5%, respectively, of the Company’s revenues related to one customer – Angel Studios, Inc. (previous to March 8, 2021, Angel Studios, Inc. was named VidAngel, Inc.). As of June 30, 2021 and December 31, 2020, 98% and 100%, respectively, of the Company’s accounts receivable is related to Angel Studios, Inc.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Receivables are written off when management determines the likelihood of collection is remote. Recoveries of receivables previously written off are recorded when payment is received.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company’s intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD), 2) physical media sales, 3) combination of physical media and digital media, 4) merchandise sales, and 5) ad share revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Digital Media (VOD and SVOD)
Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company’s intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by  Angel Studios’s customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During the six-months ended June 30, 2021 and June 30, 2020, the digital media revenue was substantially all related to the first and second television seasons of The Chosen. As Angel Studios is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from Angel Studios.

Physical Media
The Company sells Blu-Ray discs, DVD’s, books, and related print material to end users. The Company does not own or maintain the physical media inventory. The inventory is owned by Angel Studios, and Angel Studios fulfills the sales. Revenue is recognized when the end customer receives and pays for the physical media. Angel Studios remits a portion of the sales amount to the Company. The Company recognizes revenue on a net basis.

Combination of physical media and digital media
The Company sells Blu-Ray discs and DVD’s to end users in a combination pack with digital media. The Company does not own or maintain the physical media inventory. As noted in the description of physical media above, the inventory is owned by Angel Studios, and Angel Studios fulfills the sales. As noted in the description above of digital media, digital media stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company’s intellectual property. The Company recognizes revenue on a net basis when the customer receives the physical media and access to the digital media.

Merchandise revenue
The Company sells The Chosen merchandise – mainly T-shirts. Revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. However, when the goods ship from the third party to the customer, the Company has risk-of-loss, and is responsible for goods in transit. Through Mid-March, the Company managed an online store through a third-party application and orders were drop shipped to end customers using the third-party platform. The Company contracted with a third-party supplier that was responsible for fulfilling the sales. The third-party supplier invoiced the Company for inventory sold and fulfillment services; all of the cost of goods sold were related to the third-party supplier costs. The Company recognized revenue and respective expenses on a gross basis. Revenue was disaggregated from contracts with customers by goods or services as we believed it best depicted how the nature, amount, timing and uncertainty of our revenue and cash flows were affected by economic factors. Since Mid-March, merchandise sales are managed by Angel Studios and inventories are maintained and recognized in the same manner as physical media.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Ad share revenue
The Company has monetized their YouTube and Facebook marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms.

The following table presents the Company’s revenue disaggregated by the previously mentioned performance obligations for the six-months ended June 30, 2021 and 2020.

	June 30,	June 30,
	2021	2020
Combination of physical media and digital media	$-	$199
Physical media	3,552,846	2,528,684
Digital media - VOD/SVOD	12,712,680	4,301,505
Merchandise	2,088,774	1,341,420
Ad share	325,620	6,321
Other revenue	17,289	-
	$18,697,209	$8,178,129

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented. The following table represents the components of film costs as of June 30:

	June 30,	December 31,
	2021	2020
Released and completed film costs	$20,481,512	$8,270,567
Not released, in production film costs	-	6,809,891
In development or preproduction film costs	294,989	127,618
	20,776,501	15,208,076
Accumulated amortization	(8,901,775)	(5,791,817)
	$11,874,726	$9,416,259

The Company amortizes film costs in proportion to the recognition of the related revenue from each episodic production block. Amortization expense for film costs for the six-months ended June 30, 2021 and 2020, was $3,109,958 and $2,189,906, respectively.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Film Costs, continued

The future aggregate amounts of amortization expense expected to be recognized over the next six years related to released and completed film costs as of June 30, 2021, are as follows:

Years Ending June 30:	Amount
2022	$3,007,461
2023	2,124,367
2024	1,928,607
2025	1,790,779
2026	1,717,959
2027	1,010,564
Total	$11,579,737

Capital Raise Costs

The Company filed a preliminary offering under Regulation A on September 3, 2020, for an additional $20,000,001 to fund the production of future seasons of The Chosen. Costs expended in preparation for this potential capital raise are included in the Company’s financial statements as an asset until such time as the Offering is activated or abandoned. In 2021, the Company made the decision to not initiate the offering and the previously capitalized costs, totaling $119,853, have been written off as general and administrative expense.

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Income Taxes, continued

The (provision)/benefit for income taxes for the six-months ended June 30, 2021 and the year ended December 31,2020, is comprised of the following components:

	June 30,	June 30,
	2021	2020
Deferred provision for income tax	$(2,219,833)	$(252,598)
Current income taxes	(5,509,060)	-
	$(7,728,893)	$(252,598)

Significant components of the Company’s deferred income tax assets/(liabilities) are as follows:

	June 30,	December 31,
	2021	2020
Film costs	$(3,282,763)	$(2,448,227)
Cash basis adjustments	(1,677,329)	(822,017)
Net operating loss carryforwards	525,457	1,050,925
Other	(1,900)	2,619
	$(4,436,535)	$(2,216,700)

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the six-months ended June 30, 2021 and 2020 totaled $1,206,747 and $872,202, respectively.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through September 22, 2021, which is the date the financial statements were available to be issued.

Reclassifications and Revision

During our reconciliation of the preferred units at the end of 2020, it was noted that the prior year’s issuance of preferred units for cash number was misstated by 3,270 units. Current year information reflects a revision to properly state Class A Preferred Units as of December 31, 2019. There was no change to the amounts recorded in equity.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 1
Summary of Significant Accounting Policies, continued

Intangibles – Trademark

The Company has one intangible asset, a trademark that is amortized over its economic life.

June 30,
2021
Gross carrying value	$9,187
Accumulated amortization	(765)
Net carrying value	$8,422

Note 2

Commitments and Contingencies

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Exclusivity Agreement
In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020.

Consulting and Coordination Agreement
During the year ended December 31, 2020, the Company issued Angel Studios 480,466 common units. This issuance was for the completion of services included in the 2018 consulting and coordination agreement related to the Company’s Regulation A offering for Preferred A Units. As these care costs of the equity offering, the units are presented on a net basis in contributed capital.

Employee Agreements
The Company has entered into employment agreements with members of management and certain contractors. The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

The Chosen, LLC
Notes to the Interim Consolidated Financial Statements
June 30, 2021

Note 3
Preferred Units

The Company’s Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

The Company has authorized 2,857,143 non-voting Class B Preferred Units; none are issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions are declared, Class B unitholders receive distributions after the Class A unitholders and before common unit holders until 110% of $7 per unit has been distributed to the Class B unitholders in proportion to their interest.

Note 4

Related Party Transactions

The Company entered into an agreement with a member of the Company as a Director and Writer for the second season and paid the member $87,500 during 2020 related to writing and pre-production work on season 2.

During 2019, the Company engaged an advertising agency, which is wholly owned by one of the members of the Company’s parent company. The Company paid the advertising agency $37,925 in 2020 and $0 in 2021.

On May 4, 2020, the Company entered into an agreement with a company owned by a member of the Company and the member’s spouse to write two devotional books based on the Series. The related company received $6,000 for the writing and, in the future, will receive a 2/3 share of 12.5% of the revenue from the book sales made by Angel Studios and received by the Company. The amount paid and accrued to the related company for these residuals was $23,741 as of December 31, 2020 and $30,283 as of June 30, 2021.

On October 7, 2020, the Company entered into an agreement with a member’s spouse to write a children’s book based on the Series. The member’s spouse receives 7.5% of the revenue from the book sales made by Angel Studios and received by the Company. The amount paid and accrued to the related company for these residuals was $6,131 in 2020 and $10,174 as of June 30, 2021.

In 2021, the Company entered into an agreement with a company owned by a member of the Company and the member’s spouse to write a study guide based on the Series. The related company receives 40.2% of the revenues received by the Company. Additionally, the related company receives 8.33% of the revenue from the book sales made by Angel Studios and received by the Company. As of June 30, 2021, the amount paid and accrued to the related company for these residuals was $14,699.

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.

2(f)	Third Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 3(d) to the Company’s Form 1-A filed on September 3, 2020.

(6)(a)	Exclusive Video-On-Demand and Subscription Video-on-Demand License Agreement by and between the Company and VidAngel, Inc. dated as of November 26, 2019.

(6)(b)
Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A filed on September 3, 2020.

6(c)	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(d)	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(e)	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(f)	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Date: September 28, 2021	The Chosen, LLC

By: The Chosen Productions, LLC
Its: Manager

	By:	/s/ Derral Eves
Derral Eves
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer